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Computer Industry Report
January 15, 1998

Just how big will this thing get? (worldwide growth in users of the Internet and World Wide Web.)

The internet and its fraternal twin, the World Wide Web, one growing quickly and at a rate that exceeds previous IDC forecasts. In 1998, 110 million people worldwide will use the Internet at work and/or at home. More than 97 million people will use the World Wide Web that same year.(*) the number of users for these technologies will more than double from 1998 to 2001, and the World Wide Web's graphical interface will approach synonymy with the Internet.

*Note: Forecast numbers account for overlap between work and home. Users who use the Internet in multiple locations are counted only once.

The number of home users for the Internet and World Wide Web will grow at a little more than 36% each from 1997-2001. Small businesses also exhibit strong growth in users, Internet users will increase 34% year on year though 2001, and World Wide Web users will increase 48% for the same period.(*) Presumably, smaller businesses that now use the 'Net for only e-mail and other non-graphical forms of communication will begin to implement browser-oriented communications solutions.

*Note: These growth rates do not account for overlap. Some users who start using the Internet at home during the forecast period will also begin using it at work.

The amount of commerce on the Internet increases more rapidly than the number of users. In 1998, $32 billion of commerce will take place on the Internet. More than $21 billion of commerce will be directly on the World Wide Web. The amount of Internet commerce will nearly double each year though 2001, when $237 billion will change hands via the Internet. In 2001, $176 billion will be exchanged directly over the World Wide Web.

The percentage of Internet sales taking place directly through the World Wide Web (i.e., through secure transactions placed at Web sites) is increasing steadily. In 1997, 82% of Internet sales took place on the World Wide Web, that percentage will increase to 66% in 1998 and 75% in 2001. Consumers will increasingly desire the instantaneous fulfillment of Internet commerce that Web transactions provide, and business-to-business commerce will demand automation of the sales process as the forecast period progresses.

Currently, more than 40% of Internet commerce takes place from the home. The home segment will bet be as dominant in 2001, when only 25% of commerce will be conducted there (even though raw numbers are still increasing). The small business segment makes the biggest gains in share of commerce. It accounts for 12% of dollars exchanging hands in 1997 but will account for nearly 21% of Internet commerce in 2001. The largest commerce segment in 2001 will be large business. (39%, see Table 1). [Table Omitted]

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Copyright 1998 International Data  Corporation in association with the Gale
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COPYRIGHT 2000 Gale Group
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